# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: W. R. BERKLEY CORPORATION, CIK 0000011544
CUSIP: 084423102
Title of class of securities: Common Stock, par value $0.20 per share
Address of issuer's principal executive offices: 475 STEAMBOAT ROAD, GREENWICH, Connecticut (CT), 06830
Date of event which requires filing of this statement: 12/04/2025
Filed by CIK 0001142206
Persons authorized to receive notices and communications: Mitsui Sumitomo Insurance Co., Ltd., Attn: Kunihisa Kawasaki, 9, Kanda-Surugadai, 3-chome, Chiyoda-Ku, Tokyo, Japan (M0), 101-8011, 81-3-3259-1462; Debevoise & Plimpton LLP, Attn: Eric T. Juergens, Esq, 66 Hudson Boulevard, New York, New York (NY), 10001, (212) 909-6000

## Reporting persons
- Mitsui Sumitomo Insurance Co., Ltd. (CIK 0001142206): type of reporting person: insurance company (IC); citizenship or place of organization: Japan (M0); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 48,601,588; shared voting power 0; sole dispositive power 48,601,588; shared dispositive power 0; aggregate amount beneficially owned 48,601,588 (12.8% of the class); the aggregate amount excludes certain shares
  Comment: The aggregate amount in row (11) does not reflect shares of common stock, par value $0.20 per share (the "Common Stock"), of W. R. Berkley Corporation (the "Issuer") held by WR Berkley & Others LLC ("Family Holdings"), as further described in Items 5(a) and 6.
  
  Percentages are based on 380,021,174 shares of Common Stock outstanding as of October 28, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 3, 2025.
- MS&AD Insurance Group Holdings, Inc. (CIK 0001431048): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Japan (M0); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 48,601,588; sole dispositive power 0; shared dispositive power 48,601,588; aggregate amount beneficially owned 48,601,588 (12.8% of the class); the aggregate amount excludes certain shares
  Comment: The aggregate amount in row (11) does not reflect shares of Common Stock held by Family Holdings, as further described in Items 5(a) and 6.
  
  Percentages are based on 380,021,174 shares of Common Stock outstanding as of October 28, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 3, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.20 per share
Name of issuer: W. R. BERKLEY CORPORATION
Address of issuer's principal executive offices: 475 STEAMBOAT ROAD, GREENWICH, Connecticut (CT), 06830

## Item 2. Identity and Background
Name of person filing: The persons filing this Statement on Schedule 13D (this "Statement") are MS&AD Insurance Group Holdings, Inc., a kabushiki kaisha (stock corporation) organized under the laws of Japan ("MS&AD Holdings"), and Mitsui Sumitomo Insurance Co., Ltd., a kabushiki kaisha (stock corporation) organized under the laws of Japan ("MSI" and together with MS&AD Holdings, the "Reporting Persons"). MS&AD Holdings is an insurance holding company the shares of which are listed on the Tokyo Stock Exchange and Nagoya Stock Exchange. MSI is an insurance company and a wholly-owned subsidiary of MS&AD Holdings.
Residence or business address: The principal business address of MS&AD Holdings is Tokyo Sumitomo Twin Building (West Tower), 27-2, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan. The principal business address of MSI is 9, Kanda-Surugadai 3-chome, Chiyoda-Ku, Tokyo, Japan.
Present principal occupation or employment: Schedule A to this Statement includes the name, business address, present principal occupation or employment and citizenship of the directors and executive officers of each of the Reporting Persons and is incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons nor any of their respective directors or executive officers identified in Schedule A to this Statement has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons nor any of their respective directors or executive officers identified in Schedule A to this Statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: MS&AD Holdings and MSI are organized under the laws of Japan.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons used cash on hand to acquire the Common Stock of the Issuer to which this Statement relates, which were acquired in the transactions described in Items 5 and 6 below.

## Item 4. Purpose of Transaction
Purpose of transaction:
Calculations of the Reporting Persons' beneficial ownership on the cover pages and in Item 5(a) of this Statement are based on 380,021,174 shares of Common Stock outstanding as of October 28, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 3, 2025. However, when calculating MSI's percentage ownership for certain purposes under the Framework Agreement, LLC Agreement and 10b5-1 Purchase Plan (each as defined below), MSI uses as its denominator 397,680,471 shares of Common Stock, which comprises such number of shares of Common Stock outstanding as of October 28, 2025 and 17,659,297 shares of Common Stock held in a grantor trust as of September 30, 2025, each as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 3, 2025. We refer to that aggregate number as the "Outstanding Agreement Shares."

On March 28, 2025, MSI entered into a Framework Agreement (the "Framework Agreement") with Family Holdings, as further described in Item 6 below. Pursuant to the Framework Agreement, on the Director Appointment Date (as defined below), MSI will be able to designate one acceptable director candidate, whose appointment to the board of directors of the Issuer (the "Board") will be recommended by Family Holdings and who will be subject to review and approval by the Nominating and Corporate Governance Committee of the Board pursuant to its customary policies and procedures.

MSI currently owns over twelve and a half percent (12.5%) of the outstanding shares of Common Stock, giving it the right to designate an acceptable director candidate for appointment to the Board after March 15, 2026 if all required regulatory approvals have been obtained, as further described in Item 6 below. MSI expects to make additional purchases of Common Stock, up to a maximum of fifteen percent (15%) of the Outstanding Agreement Shares by March 31, 2026. MSI expects that all such additional purchases would be pursuant to a Rule 10b5-1 purchase plan (the "10b5-1 Purchase Plan") entered into with Jefferies LLC, as further described in Item 6 below. Such shares will not be acquired from Family Holdings, the Berkley Family or the Issuer. In addition, on the Closing Date (as defined below), MSI and Family Holdings will enter into the LLC Agreement, as further described in Item 6 below.

The Reporting Persons have acquired the Common Stock to which this Statement relates for investment purposes in connection with a strategic relationship between the Reporting Persons and Family Holdings in accordance with the terms of the Framework Agreement and the LLC Agreement. The Reporting Persons will continue to evaluate their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, and the securities markets in general and those for the Issuer's securities. Based upon such evaluation, and subject to the limitations in the Framework Agreement and LLC Agreement (after the Closing Date), the Reporting Persons may take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, subject to the limitations set forth in the Framework Agreement and the 10b5-1 Purchase Plan, the Reporting Persons may seek to acquire additional shares of Common Stock in the open market or in private transactions up to an aggregate of 15.0% of the Outstanding Agreement Shares.

Under the Framework Agreement and the LLC Agreement, MSI may not transfer its shares of Common Stock to any other person, except to certain permitted transferees or with the prior written consent of Family Holdings in certain circumstances. In addition, upon dissolution of Symphony Partners (as defined below), the LLC Agreement will require MSI to sell its shares of Common Stock in an orderly fashion, with Family Holdings having a right of first refusal on such sales and the Issuer having a secondary right of first refusal.

MSI is subject to standstill restrictions under the Framework Agreement that are directly enforceable by the Issuer, including, among other things, restrictions with respect to (i) acquiring more than 15% of Outstanding Agreement Shares, except that MSI may own up to 17.5% of outstanding shares of Common Stock as a result of repurchases of outstanding shares of Common Stock by the Issuer, (ii) acquiring any convertible debt or other equity securities of the Issuer or its subsidiaries, (iii) publicly or privately proposing any merger, business combination, recapitalization, restructuring or other extraordinary transaction with the Issuer or its subsidiaries; (iv) directly or indirectly, seeking to influence or control the management, Board or policies of the Issuer or its subsidiaries, except through the participation of the MSI director designee as a member of the Board in accordance with his or her fiduciary duties owed to the Issuer and its stockholders; (v) directly or indirectly, seeking to call a special stockholder meeting of the Issuer or make any proposal to the Board or solicit stockholders or seek to nominate or elect directors to the Board other than with respect to the designation of the MSI director designee; or (vi) directly or indirectly, making any public or private proposal to the Board seeking to acquire any business or assets of the Issuer.

Under the Framework Agreement and LLC Agreement, MSI will vote its shares of Common Stock in accordance with the recommendation of Family Holdings (prior to the Closing Date) and the board of Symphony Partners (after the Closing Date), in each case except in limited circumstances where MSI's shares will be voted in the same proportion as shares not owned by MSI are voted.

Subject to the limitations set forth in the Framework Agreement and LLC Agreement (after the Closing Date), the Reporting Persons may engage in discussions with the Board and Family Holdings concerning the business, operations, Board composition, management, strategy and future plans of the Issuer. MSI expects to meet the conditions in the Framework Agreement described in Item 6 below and therefore expects to designate one acceptable director candidate, whose appointment to the Board will be recommended by Family Holdings and who will be subject to review and approval by the Nominating and Corporate Governance Committee of the Board pursuant to its customary policies and procedures.

As a result of these activities, and subject to the limitations set forth in the Framework Agreement and LLC Agreement (after the Closing Date), one or more of the Reporting Persons may take a position and share such positions with the Issuer's Board and management with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as disposing of one or more businesses; selling the Issuer or acquiring another company or business; changing operating or marketing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Issuer's capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by the Issuer; entering into agreements with the management of the Issuer relating to acquisitions of shares by members of management, issuance of equity awards to management, or their employment by the Issuer.

Except as set forth in this Item 4 or Item 6, which is incorporated herein by reference, the Reporting Persons do not have any present plans or proposals with respect to any of the actions specified in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
MSI beneficially owns 48,601,588 shares of Common Stock, representing approximately twelve and eight tenths percent (12.8%) of the shares of Common Stock outstanding. Because MSI is its wholly-owned subsidiary, MS&AD Holdings may, in accordance with the rules of the Securities and Exchange Commission, be deemed to be an indirect beneficial owner of the shares of Common Stock beneficially owned by MSI. MS&AD Holdings disclaims beneficial ownership of such shares. The percentage beneficial ownership of the Reporting Persons has been determined based on 380,021,174 shares of Common Stock outstanding as of October 28, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 3, 2025.

The beneficial ownership information set forth above does not include any securities of the Issuer beneficially owned by Family Holdings. As a result of the Framework Agreement and LLC Agreement described in Item 6 of this Statement, the Reporting Persons may be deemed to beneficially own and share voting power over the shares of Common Stock beneficially owned by Family Holdings. As of the date hereof, Family Holdings beneficially owns an aggregate of 67,069,033 shares of Common Stock (representing approximately seventeen and six-tenths percent (17.6%) of the total number of shares of Common Stock outstanding).

This Statement is not an admission or acknowledgment that the Reporting Persons constitute a "group" within the meaning of Rule 13d-5(b)(1) under the Act with Family Holdings.
Number of shares as to which each person has sole or shared power to vote or dispose: In addition to the description set forth above in Item 5(a), see the cover pages of this Statement for indications of the respective voting powers and disposition powers of the Reporting Persons.
Transactions in the class effected during the past sixty days: On July 21, 2025, MSI entered into a contingent purchase agreement (the "CPA") with Jefferies Financial Services, Inc. ("JFSI"), as further described in Item 6 below. As of December 4, 2025, MSI acquired beneficial ownership of 30,395,535 shares of Common Stock pursuant to the CPA at a price per share equal to $74.6857. Except for the foregoing or as otherwise set forth herein, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of this Statement, has effected any transactions in Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth herein, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Joint Filing Agreement

A Joint Filing Agreement, dated December 11, 2025, by and among the Reporting Persons, has been executed by the Reporting Persons.

Framework Agreement

On March 28, 2025, MSI entered into the Framework Agreement with Family Holdings. Pursuant to the Framework Agreement, once MSI acquires four and nine tenths percent (4.9%) of the outstanding shares of Common Stock, and until the Closing Date, MSI will vote those shares in accordance with the recommendation of Family Holdings, except in limited circumstances where the MSI shares will be voted in the same proportion as shares not owned by MSI are voted.

As of the earlier of (1) the date on which MSI acquires fifteen percent (15%) of the Outstanding Agreement Shares or such earlier date as may be designated by MSI to Family Holdings in writing after the required regulatory approvals contemplated by the Framework Agreement have been obtained (the "Closing Date") and (2) March 15, 2026, so long as on such date MSI has acquired at least twelve and a half percent (12.5%) of the outstanding shares of Common Stock and the required regulatory approvals have been obtained (such earlier date, the "Director Appointment Date"), Family Holdings will recommend the appointment of an acceptable MSI director designee to the Board, subject to review and approval by the Board's Nominating and Corporate Governance Committee pursuant to its customary policies and procedures, and will take all reasonable steps to cooperate with MSI in furtherance of meeting the Equity Method Accounting Requirements (as defined in the Framework Agreement).

Under the Framework Agreement, MSI has also agreed to customary standstill restrictions relating to the Issuer that are directly enforceable by Family Holdings and the Issuer.

Limited Liability Company Agreement

On the Closing Date, MSI and Family Holdings will enter into the Amended and Restated Limited Liability Company Agreement (the "LLC Agreement") of Symphony Partners, LLC ("Symphony Partners") substantially in the form attached as Exhibit A to the Framework Agreement, pursuant to which Symphony Partners is to be operated following the Closing Date. Pursuant to the LLC Agreement, except as otherwise set forth therein, at any annual or special meeting of the Issuer's stockholders, each of Family Holdings and MSI will vote their respective shares of Common Stock as determined by the board of directors of Symphony Partners, which will be composed of two (2) directors appointed by MSI and two (2) directors appointed by Family Holdings, one of whom will be the chairperson and will cast the tie-breaking vote if there is a tie, except with respect to certain reserved matters. As a result, determinations by the board of Symphony Partners will effectively be controlled by Family Holdings.

All shares of Common Stock subject to the LLC Agreement shall be voted as determined by the Symphony Partners board of directors, except in limited circumstances where the MSI shares will be voted in the same proportion as shares not owned by MSI are voted. At any annual or special meeting of Issuer's stockholders at which Board directors are to be elected, MSI and Family Holdings will take all necessary actions to cause their respective shares of Common Stock to be voted in favor of one (1) person designated by MSI to the Board, subject to review and approval by the Board's Nominating and Corporate Governance Committee pursuant to its customary policies and procedures, and at least two (2) persons designated by Family Holdings to the Board.

Contingent Purchase Agreement

On July 21, 2025, MSI entered into the CPA with JFSI. The CPA provided for the purchase of a number of shares of Common Stock determined based on formulas specified in the CPA and up to a specified size cap. JFSI's obligation to deliver and MSI's right to acquire the Common Stock under the CPA were subject to a regulatory contingency outside the control of the parties (with the transaction to be settled by a cash payment based on the value of the shares of Common Stock underlying the CPA if such regulatory contingency were not met by a specified date). On December 4, 2025, the regulatory contingency was satisfied and settlement of the CPA commenced, with MSI becoming the beneficial owner of the relevant shares of Common Stock. The CPA was intended to comply with the requirements of Rule 10b5-1(c)(1) under the Act.

10b5-1 Purchase Plan

MSI entered into the 10b5-1 Purchase Plan on October 3, 2025, pursuant to which MSI expects to acquire additional shares of Common Stock up to a maximum share amount that, when taken together with the shares of Common Stock currently owned by MSI, would total approximately fifteen percent (15%) of the Outstanding Agreement Shares, as determined based on the public filings of the Issuer. The amount and timing of purchases, if any, pursuant to the 10b5-1 Purchase Plan will be determined based on the terms of the 10b5-1 Purchase Plan. The 10b5-1 Purchase Plan will terminate at the earlier of the completion of all purchases pursuant to the 10b5-1 Purchase Plan, or when the 10b5-1 Purchase Plan is otherwise terminated pursuant to its terms. The 10b5-1 Purchase Plan is intended to comply with the requirements of Rule 10b5-1(c)(1) under the Act.

The foregoing descriptions of the Joint Filing Agreement, the Framework Agreement, the LLC Agreement, the CPA and the 10b5-1 Purchase Plan do not purport to be complete and are subject to, and qualified in their entirety by, the text of such agreements, which are attached hereto as Exhibits 99.1, 99.3, 99.4 and 99.5 and incorporated herein by reference.

The responses set forth in Items 4 and 5 are incorporated by reference in their entirety. Except as otherwise described above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons (or, to the best of such Reporting Person's knowledge, any other persons identified on Schedule A attached hereto with respect to the Reporting Persons), or between any Reporting Person (or, to the best of such Reporting Person's knowledge, any other person identified on Schedule A attached hereto with respect to such Reporting Person) and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated December 11, 2025

99.2 Schedule A, dated December 11, 2025

99.3 Framework Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on March 28, 2025)

99.4 Contingent Purchase Agreement, dated as of July 21, 2025 between Jefferies Financial Services, Inc. and Mitsui Sumitomo Insurance Company, Limited

99.5 Form of 10b5-1 Purchase Plan

## Signatures
- Mitsui Sumitomo Insurance Co., Ltd.: /s/ Hironori Morimoto, Hironori Morimoto/Authorized Signatory (12/11/2025)
- MS&AD Insurance Group Holdings, Inc.: /s/ Hironori Morimoto, Hironori Morimoto/Authorized Signatory (12/11/2025)